Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings
(In thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Consolidated net loss before income tax	$(116,389)	$(83,132)	$(53,961)	$(16,420)	$(13,815)
Loss on equity method investment	8,237	1,824	—	—	—
Fixed charges	9,911	978	764	288	609
Capitalized interest, net of amortization	(1,055)	(273)	—	—	—

Total earnings	$(99,296)	$(80,603)	$(53,197)	$(16,132)	$(13,206)

Fixed charges:
Interest expense	$8,191	$834	$642	$228	$549
Debt fees	541	—	13	—	—
Debt discount	1,179	144	109	60	60

Total fixed charges	$9,911	$978	$764	$288	$609

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(109,207)	$(81,581)	$(53,961)	$(16,420)	$(13,815)